09004109

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16
under the Securities Exchange Act of 1934

For the month of March 2009

000-29880

(Commission File Number)

SEC
Mail Processing
Section

MAR 16 2009

Washington, DC
121

Virginia Mines Inc.

200-116 St-Pierre,

Quebec City, QC, Canada G1K 4A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.
(Registrant)

Date: 3/6/2009

By: *Amélie Laliberté*
Name:Amélie Laliberté
Title: Manager Investor Relations

Exhibits 1

Technical Report on Summer 2008 Field Work Corvet Est Project, Québec February 2009

Prepared by; Robert Oswald, B.Sc., P. Geo.

8 paper copies.

000-29880
Commission File Number

ITEM 1 TITLE PAGE

Form 43-101F1
Technical Report

Technical Report on Summer 2008 Field Work
Corvet Est Project, Québec

VIRGINIA MINES INC.
GOLDCORP INC.
February 2009

Prepared by:

Robert Oswald, P.Geo.
Project Geologist
Geonordic Technical Services Inc.

ITEM 2 TABLE OF CONTENTS

ITEM 1 TITLE PAGE I
ITEM 2 TABLE OF CONTENTS II
ITEM 3 SUMMARY 1
ITEM 4 INTRODUCTION AND TERMS OF REFERENCE 3
ITEM 5 DISCLAIMER 3
ITEM 6 PROPERTIES DESCRIPTION AND LOCATION 3
ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY 3
ITEM 8 HISTORY 4
8.1. Property ownership 4
8.2. Previous work 4
ITEM 9 GEOLOGICAL SETTING 6
9.1. Tonalitic basement 7
9.2. Volcano-sedimentary belt 7
9.3. Laguiche group 9
ITEM 10 DEPOSIT TYPE 9
ITEM 11 MINERALIZATION 10
11.1. Gold Mineralization - Marco 10
11.2. Gold Mineralization - Echo Zone 10
11.3. Gold Mineralization - Contact Zone 10
11.4. Gold Mineralization – Eade 1 11
11.5. Gold Mineralization – Eade 2 11
11.6. Copper Mineralization – Eade 3 11
11.7. Gold Mineralization – Eade 4 11
11.8. Gold Mineralization – Eade 5 11
11.9. Gold Mineralization – Eade 6 12
11.10. Mo-Cu-Ag-(Au) Porphyritic Mineralization - Sao Showing 12
11.11. Gold Mineralization – Eade 7 (2008) 12
11.12. Gold Mineralization – Eade 8 (2008) 12
11.13. Gold Mineralization – Eade 9 (2008) 12

11.14. Gold Mineralization – Eade 10 (2008) 13
11.15. Gold Mineralization – Matton (2008) 13
ITEM 12 EXPLORATION WORK 13
12.1. Mapping and prospecting 13
12.2. Till survey 17
ITEM 13 DRILLING 17
ITEM 14 SAMPLING METHODS AND APPROACH 18
ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY 18
15.1. Sample security, storage and shipment 18
15.2. Sample preparation and assay procedures 18
ITEM 16 DATA VERIFICATION 19
ITEM 17 ADJACENT PROPERTIES 20
ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING 20
ITEM 19 MINERAL RESOURCE, MINERAL RESERVE ESTIMATES 20
ITEM 20 OTHER RELEVANT DATA 20
ITEM 21 INTERPRETATION AND CONCLUSIONS 20
ITEM 22 RECOMMENDATIONS 21
ITEM 23 REFERENCES 23
ITEM 24 DATE AND SIGNATURE 25
ITEM 26 ILLUSTRATIONS 26

LIST OF TABLES, FIGURES, APPENDICES AND MAPS

TABLES

Table 1. Summary of the main activities carried out in the sector under study. 5
Table 2. Best grades obtained from the mineralized outcrops in phase 1, NAD27, zone 18.........14
Table 3. Best grades obtained from the mineralized boulders in phase 1, NAD27, zone 18.........15
Table 4. Best grades obtained from the mineralized outcrops and boulders in phase 2, NAD27, zone 18...........16
Table 5. Standard and blank of the 2008 field work. 19

FIGURES

Figure 1: Corvet Est property – Project location
Figure 2: Corvet Est property – Claim location
Figure 3: Corvet Est property – Regional geology

APPENDICES

Appendix 1: Claims list
Appendix 2: Légende générale de la carte géologique (extract of MB 96-28)
Appendix 3: Outcrop and sample descriptions
Appendix 4: Certificates of analysis

MAPS (POCKET)

Map 1: Corvet Est property – Compilation map (1:50,000)
Map 2: Corvet Est property – 2008 Sample location (1:20,000)
Map 3: Corvet Est property – 2008 Sample location (1:20,000)
Map 4: Corvet Est property – 2008 Sample location (1:20,000)
Map 5: Corvet Est property – 2008 Sample location (1:20,000)
Map 6: Corvet Est property – 2008 Sample location (1:10,000)

ITEM 3 SUMMARY

During summer 2008, Virginia and Goldcorp conducted grass-root exploration (geological reconnaissance and till sampling) on their Corvet Est property, James Bay, Quebec. The property covers 90km of a volcano-sedimentary belt located at the contact between the La Grande and the Opinaca Sub-provinces.

The property hosts two kilometric scale auriferous structures. 1- The Marco zone is known over a 2km length with a true width of 1.8 to 39.6m. The mineralization is composed of disseminated arsenopyrite, pyrite and pyrrhotite associated with an alternance of highly deformed intermediate to felsic volcanic. 2- The Contact zone is located at the faulted contact between the volcano-sedimentary belt and the migmatized paragneiss of the Laguiche Group. The mineralization is located mostly in mylonitized basalt and also in the highly deformed paragneiss. Gold values are spread over a 5km strike along this structure and the width varies from <1m to 4.7m.

Summer 2008 activities were principally mapping and prospecting of the extensions of the main showings and exploration of areas with limited information. The area south of Corvette Lake was also an important target. Additional mapping and prospecting was done all over the property by numerous north-south traverses across the volcanosedimentary belt.

Of the 1169 samples taken in prospection (897 outcrops and 272 boulders), 43 outcrops gave more than 100 ppb Au (<3700 ppb Au). Also, 31 boulders returned more than 100 ppb Au (<6550 ppb Au). The only new significant base metals anomaly (5330 ppm Zn) was found in a felsic volcanic rock with 4% PO PY and CP located 15 km east of Marco zone.

Seven new outcrops returned more than 0.50 g/t Au. Four of them are located west of the Corvette Lake (showing Eade 7 to 10) with assays of 0.93 to 1.47 g/t Au. The other outcrops are located east of Corvette Lake (showing Matton and another in a sediment) with assays from 0.58 to 3.70 g/t Au.

As a complement to the prospection and to complete the 2006 till survey, 76 till samples (15 kg) were collected in the western part of the property. They were taken down-ice of the regional faulted contact (greenstone belt / Laguiche paragneiss) and also inside the volcanosedimentary belt. The gold grain counts obtained this year are generally low with an average of 2 gold grains. The best results are 10 grains (CV-08-027) and 12 grains (CV-08-021) located 4 km south-west and 700 m south of Eade Till grid.

The Marco Zone still has some good potential for an economic gold deposit. We proposed to search lateral extensions by prospection and mecanical trenching before additional drilling. On the main grid, one third of induced polarisation anomalies (IP) remained to be explained by prospection. The source on gold grains in till at Eade-Till should be look for by more prospection and mecanical trenching. There, some IP anomalies are still unexplained.

At Eade-5 some anomalous gold was found in outcrop and by drilling. The area deserves work with trenches, prospection and till sampling.

In the follow up made in September 2008 on the new gold showings, only Eade 8 and showing Matton deserve more work with trenches and prospection. Others follow up targets gave no significant grade in gold and/or no hope of significant extension.

The major lithological contact between the Laguiche sediment and the La Grande greenstone belt is covered by Corvet Est property over 90 km. So far, only limited exploration was done with some success. Again, this segment deserves more work to find new gold occurences. Prospection and mapping by traverses should be completed in next field season.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

Virginia Mines inc. has been involved in the mineral exploration on the Corvet Est property since 1997. In 2005, Goldcorp inc. (then Placer Dome) joined Virginia to explore the property. Virginia remains operator of the exploration work. Since the beginning, the exploration efforts have been focused on a 90km stretch of a thin volcano-sedimentary belt and its faulted southern contact with the sediments of the Laguiche Group. Numerous gold showings have been discovered so far and Cu-Ag-Mo-(Au) occurrences were also encountered.

The main objectives of the 2008 summer exploration work were to 1) extend the Marco and Contact mineralized zones as a follow-up of the 2004 to 2008 drilling campaigns. (Oswald, 2004; Perry, 2005; Perry, 2006 and Ouellette, 2008), 2) discover additional gold occurences in unexplored areas of the Corvet Est property.

This report provides the status of current technical geological information relevant to Virginia Mines's exploration program on the Corvet Est property in Quebec and has been prepared in accordance with the Form 43-101F1 Technical Report format outlined under NI-43-101. The report also provides recommendations for future work.

ITEM 5 DISCLAIMER

The author Robert Oswald, professional geologist with a B.Sc. in Geology and Geonordic Technical Services project geologist, has been involved in fieldwork campaigns at Corvet Est in 2003, 2004, 2005 and 2008.

ITEM 6 PROPERTIES DESCRIPTION AND LOCATION

The Corvet Est property is located on the James Bay territory in Quebec, Canada (Fig.1). The property is 380 km north of Chibougamau, 240 km east from Radisson and 50 km southwest of the LG-4 hydroelectric complex (NTS sheets 33G/07, 33G/08, 33H/04 and 33H/05). The Corvet Est campsite is located at latitude 53°19' North and longitude 73°57' West.

Corvet Est project is made up 667 contiguous claims stretching on 34 205.51 hectares (Fig.2). The claims are 50/50 joint venture between Virginia Mines inc. and Goldcorp Inc., they are listed in Appendix 1.

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Corvet Est project is accessible by floatplane or helicopter from LG-4 located 50 km NE. Access to LG-4 is made by taking the James Bay Highway, via Matagami or Chibougamau, and then by the Transtaiga Road. This gravel road is open year-round, and leads to the Caniapiscau reservoir. There are two floatplane bases on Transtaiga Road: Cargair at Km 285, and Mirage Outfitter at

Km 358. The Corvet Est campsite is situated 48 km south of Cargair and 87 km southwest of Mirage. It is also possible to charter a plane to LG-4 airport (at Km 300, Transtaiga Rd).

The property has a moderate topography with elevations varying from 300 to 450m. Around the campsite there are an exceptionally large number of outcrops, and overburden is thinner than on the rest of the property, where glacial overburden dominates. The irregular, low-density forest cover is composed of black spruce and jack pine. Forest fires have damaged nearly 50% of the acreage in the central part of the area, but untouched the eastern and western ends of the property. From November to May the ground is usually covered with snow, and lakes are frozen.

ITEM 8 HISTORY

8.1. Property ownership

The Corvet Est property was originally 100% owned by Virginia Mines Inc. From 2005 to 2008, Goldcorp Inc. had an option to earn a 50% interest in the property in return of CA$4 million in exploration expenditures and CA$90 000 in cash payments. Goldcorp fulfill these requirements during the 2008 drilling campaign so the property is now 50/50 joint venture between Virginia and Goldcorp. Virginia is the operator of the project.

8.2. Previous work

The first activities carried out in the sector consisted of geological reconnaissance by Geological Survey of Canada, scale 1:1 000 000 (Eade, 1966). Subsequently, the Ministère des Richesses naturelles Québec (Sharma, 1977a, b, 1978; Hocq, 1985) and the Geological Survey of Canada (Ciesielski, 1984) completed geological mapping campaigns in the vicinity, but outside, Corvet Est property.

In the seventies, exploration work consisted of uranium prospecting carried out by *Groupe minier SES* and the *Société de Développement de la Baie James* (Crevier, 1979; Otis, 1975; Larose, 1978, Gleeson, 1975). In the western area of the property, this work included lake-bottom geochemical sampling and follow up of anomalies generated thereby.

Virginia's prospectors found a zinc occurence hosted by felsic blocky tuff in Corvet Est area in 1997. This discovery led to property acquisition, airborne Mag-EM survey and ground follow up. Due to negative results the property was let to lapse. The discovery of gold showings by the same Virginia's prospectors in the summer of 2002 has led to the restaking of a first 13-claim block on Corvet Est property.

Follow-up activities in 2003 (Oswald, 2004) delineated the auriferous Contact Zone on a strike lenth of 1.2 km and also led to the discovery of the Marco Zone. As a result 75 claims were added to the property. A 69 linear km grid was cut and covered by magnetometric and I.P. surveys (Simoneau and Tsimbalanga, 2004).

From March to April 2004, a 21-holes diamond drilling campaign totalling 2,498.7 m was carried out on Contact and Marco zones (Oswald, 2004).

Four outcrops and eight core samples were submitted for petrography (Tremblay, 2004a, b). In the summer and fall of 2004, an extensive exploration program has been implemented on the Corvet Est property (Perry, 2005). The work consisted of basic prospecting, geological mapping, hand and mechanical trenching, channel sampling, line-cutting, geophysical surveying (magnetometric and induced polarization) and drilling (16 holes for 3,186 m).

In 2004, Virginia acquired the Lac Eade (now included in the Corvet Est property) property by taking 383 claims covering the volcano-sedimentary unit on both sides of the Corvet Est property. The same year Virginia has conducted a geological reconnaissance and prospecting survey on Lac Eade (Chénard, 2005).

In May 2005, Virginia hired GPR inc. to fly a 2492 linear km high-resolution heliborne MAG survey over Corvet Est property and to the west on a part of Lac Eade (Mouge and al., 2005).

In 2005, Virginia/Goldcorp performed a prospecting and drilling campaign on Corvet Est. Eight drill holes were added for a total of 1485 meters. Additional mapping and prospection were made around the gold showings and on the underexplored outcropping area in order to complete the geological cover. A limited till survey (24 samples) was carried out west of Corvette Lake.

In 2006, Virginia/Goldcorp conducted combined grass-root exploration, drilling and till survey on its Corvet Est property. Manual and mechanical trenches were dug on the Eade 1, Eade 5 and Eade 6 gold showings and on the western extension of a shallow-depth gold intersection from hole CE-05-43. Nine drill holes (2971 meters) were added in 2006. Seven drill holes targeted the Marco Zone and two remaining holes have tested the Contact and Echo zone. 204 tills samples were taken down-ice of the contact between the volcanosedimentary belt and the Laguiche metasediments all over the property.

In 2007-2008, Virginia/Golcorp performed a 8482 m drilling campaign in two phases. The first phase was done from March to June 2007. 14 holes were drilled for a total of 4658m. Two holes have tested the Eade 5 Area and Eade-Till Area and the others tested the in-depth and lateral extensions of the Marco zone. The second drilling phase occurred from February to April 2008. 7 drill holes were done for a total of 3824 m. All these holes targeted the in-depth and lateral extensions of the Marco zone.

Table 1. Summary of the main activities carried out in the sector under study.

Company	Year	Author	Work carried out
CGC	1966	Eade	Geological reconnaissance (1:1 000 000)
SDBJ	1975	Otis	Lake geochemistry
SDBJ	1975	Gleeson	Lake geochemistry
MRN	1977	Sharma	Geological mapping (1: 100 000)

Company	Year	Author	Work carried out
SDBJ	1978	Larose	Lake geochemistry
SDBJ	1979	Crevier	Geological surveys and lake geochemistry
CGC	1984	Ciesielski	Geological mapping (1: 100 000)
MRN	1985	Hocq	Geological mapping (1:100 000)
MRN	1997	Gauthier et al.	Geological compilation, reconnaissance
SIAL	1998	St-Hilaire	Heliborne Mag-Em
Virginia	2003-04	Oswald	Prospection and drilling
Geosig	2004	Simoneau et al.	Geophysical surveys
IOS	2004	Tremblay	Petrography
Geosig	2004	Tsimbalanga	Geophysical surveys
Virginia	2004	Chénard	Geological reconnaissance
Virginia	2004	Perry	Prospection, trenching and drilling
GPR	2005	Mouge	Heliborne Mag survey
Virginia	2005	Perry	Prospection and drilling
Virginia	2006	Perry	Prospection, till survey, trenching and drilling
Virginia	2007-08	Ouellette	Drilling

ITEM 9 GEOLOGICAL SETTING

The rocks of the region are of Archean Age and part of the Superior Province (Eade, 1966; Sharma, 1977). The property follows the contact between the La Grande and the Opinaca Sub-provinces. A large portion of the property is occupied by a volcano-sedimentary sequence interpreted as a branch of the Guyer Lake greenstone belt. It is composed of meta-basalts inter-layered with felsic volcanic rocks and thin meta-sedimentary bands. This unit is in faulted contact to the south with the meta-sediments of the Laguiche Group. North of the volcano-sedimentary sequence is the tonalitic basement.

According to Gauthier et al. (1997), the contact between the Opinaca and La Grande Sub-provinces lies between the Laguiche sediments and the tonalitic basement or sometimes the Guyer Lake greenstone belt. Age determination revealed that the rocks are dated at 2811Ma for the tonalite, 2749Ma for the Guyer Belt and <2698Ma for the Laguiche Group (Ciesielski, 1984). The orientation of the units varies from east-west west of Corvette Lake, to WNW at the center of the Corvet Est property and finally north-south at its eastern end. The units dip steeply towards the north or the east depending of the orientation. The metamorphic grade is amphibolite.

9.1. Tonalitic basement

The tonalitic basement is located in the northern part of the sector under investigation.

Tonalite I1D – In general the basement consists of tonalite, though its composition may vary slightly (granite, granodiorite, tonalite, monzonite and quartz monzonite). It is fine-grained, and its patina grey-white, sometimes pinkish. Where freshly broken the rock turns from salt and pepper to white-pink. The tonalitic phase shows a biotite content of 5 to 15% in a feldspar-quartz matrix. The granitic phases contain quartz (20 to 25%), feldspar (70 to 75%), and potassic feldspar (2 to 5%). Microcline (often in positive relief) and magnetite sometimes occur. In general this unit is foliated. Usually it is in contact with the Laguiche sediments (south), and, though to a lesser extent, with the volcano-sedimentary belt.

9.2. Volcano-sedimentary belt

The volcanic belt is generally mafic in composition and is amphibolitized. Along the belt, we observed a series of intrusions, and their compositions vary from felsic to ultramafic. Sediments often contain narrow iron formations.

West of Corvette Lake, the belt is mostly composed of sedimentary rocks with less than 5% volcanic rocks. Near the lake, we observed numerous felsic intrusions. The link between western and eastearn part of the belt is located south of Corvet Lake in an area devoid of outcrop. There we have an information gap of 6km.

The eastern part of the belt is mainly composed of mafic volcanics with few layers of sedimentary rocks. Marco gold zone rocks are different with a thick sequence mafic to felsic volcanics. The thickness of the volcano-sedimentary belt varies from 1 to 4.5km.

Rocks observed on the property are:

Basaltic flow V3B - It is the dominant unit of the volcanic package. Color varies from dark grayish to blackish. It has a very fine grain size. The rock is chiefly composed of blackish amphiboles and to a lesser extent feldspar. Foliation is generally well developed. Primary textures like pillowed basalts and flow breccias are rarely preserved. Traces of fine disseminated pyrite are commonly found in that unit.

Wacke S3 - These sediments occur in the form of quartz-feldspar-biotite gneiss. They are similar to the Laguiche sediments, but are finer grained and contain little, if any, pegmatitic phases. The rock has a grayish beige patina that often has a rusty aspect due to the presence of micas. The sediments are usually fine-grained and equigranular, and at times have a granoblastic texture. We noted 5 to 30% biotite content in the feldspar-quartz matrix, and sometimes the presence of garnet. Its well-developed foliation is emphasized by the alignment of biotites. Mineralization rarely occurs and if any, it is limited to traces of fine disseminated pyrite.

Andesitic flow V2J - These units are chiefly located at the center the property. The patina varies from grey to whitish grey, and greenish grey to light grey where freshly broken. These units are fine-grained with about 70% plagioclase and 30% amphibole. Biotite, muscovite and garnet occur in many areas (from traces to 5%).

Intermediate flow and tuff V2/V2e,c,l – This unit is an important component of the belt in the area around the Marco Zone. The intermediate volcanic rocks are composed of feldspar and mafic minerals (up to 25%). The color is medium gray in patina and on fracture as well. Generally they have a porphyritic texture with 1-3 mm feldspar phenocrysts (up to 5%). Homogeneity is what differentiates them from ash and crystal tuffs; these show banding due to variations in composition. The lapilli and blocky tuffs have a polymict composition with micro-granular and intermediate felsic fragments containing feldspar phenocrysts.

Dacitic flow V1D - These flows are located mostly in the area around the Marco Zone. They have a grayish beige patina that turns medium grey where freshly broken. These rocks show a subconcoidal fracture and are very fine grained to aphanitic. They are composed of feldspar and 10-20% mafic minerals (biotite, amphibole) embedded in a micro-granular felsic matrix. Traces of garnet are also noted. They are foliated with a laminated aspect.

Rhyolitic flow V1B - The Rhyolite is associated with the dacitic unit principally in the Echo Zone. It is light grey on the altered surface and the same when freshly broken. It has a very thin alteration crust and a conchoidal (shell-like) fracture. It contains 20% quartz, 15% feldspar, less than 5% mafic mineral and 1% muscovite in a silicious matrix.

Iron formations S9B - Iron formations belong to the silicate facies and oxide facies and are heavily corrugated. In general they contain sulfides, from traces to 2%, but with local concentration up to 30%. The thickness varies from 1 to 40 meters. They are usually tightly folded.

Felsic dyke I1 - Several small felsic dykes were noted during the mapping survey. In general they are thin (less than 1 m thick), whitish and fine-grained. They contain occasionally traces of pyrite and arsenopyrite. Only those injected at the contact between the belt and de Laguiche Group returned occasionally some gold grades.

Pegmatite I1G - Pegmatite occurrences in the volcano-sedimentary bands usually take the form of dykes of decimetric to hundred meter sizes. In general they are whitish, medium-grained, with well-developed feldspar crystals (65%), quartz crystals (25-30%), muscovite, tourmaline, and accessory garnet, biotite, beryl (<25cm) and apatite. This unit is rarely affected by the deformation.

Gabbro I3A - The gabbro form concordant layers that seem co-genetic with the basalt. They are medium-grained and composed evenly of amphibole and plagioclase. The patina is dark gray that turn black when freshly broken. They are not magnetic, except for the gabbroic body located between the tonalitic intrusions near the center of the Corvet Est property.
Diabase (I3B) - Diabase are oddly observed. They are late stage non-distorted dyke that crosscut the others units. The rock is very fine-grained and magnetic. Its patina is orange-beige and bluish grey where freshly broken. They show an aphanitic chill margin at the contacts. Traces of pyrite are noted.

Ultramafic flows (V4) and intrusions (I4) - Ultramafic rocks are spotted in several places along the belt but are rarely followed for more than 100m. The largest intrusion was found in the eastern part of the property, 30 km southeast of Corvette Lake. It shows a compositional zonation over a distance of some 20 meters: at the contact the composition consists of a gabbro that has an ophitic to subophitic texture; the next composition is a non-magnetic, tremolite-rich ultramafic rock, greenish in color; the following composition is magnetic ultramafic rock with a chocolate brown patina turning bluish black where freshly broken, with an elephant skin surface texture. This intrusion is at least 80 meters thick and is followed over a distance exceeding 250 meters. Farther to the south-east, a zoned intrusion, more or less oriented north south, is followed over 2 km. The composition varies from gabbroic to ultramafic.

Polygenic conglomerate (S4D) - Conglomerates occur principally in the western part of the property and 2km west of Marco Zone. These are polygenic conglomerates that contain round-shaped fragments of tonalite, granite and, locally, amphibolite and leucogabbro.

9.3. Laguiche group

The main unit that forms the Laguiche Group consists of feldspar-quartz-biotite paragneiss and migmatite. It is often intersected by pegmatites.

Feldspar-quartz-biotite paragneiss M4(M22) - This unit is found in the eastern area of the property, south and west of the volcano-sedimentary belt, where it occurs more frequently than the other units. The rock has a grayish-beige patina and a rusty aspect due to the presence of micas. This unit is usually fine-grained and equigranular, and sometimes has a saccharoidal texture. We noted 5 to 30% biotite content in the feldspar-quartz matrix, and sometimes the presence of garnet. Its well-developed foliation is emphasized by the alignment of biotites. Mineralization rarely occurs and if any, it is limited to traces of fine disseminated pyrite. The paragneiss contains up to 25% of felsic mobilisates (leucosome) that represent in-situ partial melting (migmatization).

Pegmatite I1G – This area shows omnipresence of pegmatite intrusions. They generally consist of whitish, well-developed, medium sized grains of feldspar (65%) and quartz (25-30%) crystals with muscovite, tourmaline and accessory garnet, biotite and apatite. The unit is not distorted and rarely mineralized.

ITEM 10 DEPOSIT TYPE

Two types of deposits were discovered on the property:

1) Auriferous deposit associated with deformation zones in volcanic rocks or associated sediments; and
2) Porphyry type Mo-Cu-(Au) mineralization.

ITEM 11 MINERALIZATION

This section briefly describes all the significant mineralized zones discovered on Corvet Est property since 2003 to 2008 (Map 1, in pocket).

11.1. Gold Mineralization - Marco

The Marco Zone is associated with a significantly deformed and altered dacitic unit. It consists of less than 15% fine pyrite, pyrrhotite and disseminated arsenopyrite needles forming irregular layers. Mineralizations are parallel to the schistosity planes and are affected by dragfolds. The alteration paragenesis is composed of microcline, amphibole, garnet, tourmaline, and magnetite. However, the mineralized horizons are magnetite-free.

The deepest hole intersects the Marco Zone at a vertical depth of 550 m (CE-08-74: **1.07 g/t Au over 27.0 m**). The best gold interval obtained so far is from hole CE-05-44, on section 18+50E (**10.10 g/t Au over 5.2m**). All the drill holes confirmed the continuity of the mineralized zone between 11+00E and 30+00E, thus extending the total length to 2 km.

11.2. Gold Mineralization - Echo Zone

The Echo zone is located 150 m south of the Marco Zone. It is also associated with a dacitic unit, but with much less hydrothermal alteration. The mineralization, hardly abundant, is pyrite dominant. The best channel returned 2.57 g/t Au over 1.0 m.

11.3. Gold Mineralization - Contact Zone

The Contact Zone is associated with a deformation corridor at the contact between the basalts and the meta-sediments of the Laguiche Group. This regional fault runs across the entire property but the mineralized segment known to date is located east of Corvette Lake. The mineralization is composed of sulfides (5 to 15%: arsenopyrite, pyrrhotite and pyrite) disseminated or, to a lesser extent, in stringer. The highest-grade surface intersections were obtained in the western part of the Contact Zone: **6.74 g/t Au over 2 m** (TR-03-01) and **13.05 g/t Au over 1.35 m** (TR-03-03).

When affected by shear zone the meta-sediments of the Laguiche Group host meter thick pyritic horizon. Pyrite occurs in thin layers along biotite cleavages. The gold grade of the meta-sediments remains low. Most samples graded less than 50 ppb Au, and where values ranged between 100 and 350 ppb very few neared 1g/t. QFP dykes occur frequently in the deformation zone are sometimes mineralized in arsenopyrite and pyrrhotite (1-5%). The best intersections were **4.46 g/t Au over 0.4 m** (TR-CE-04-35). In drilling, the hole CE-04-14 has a wider intersect than usual: **11.82 g/t Au over 4.7 m** (Basalt + Laguiche Group).

11.4. Gold Mineralization – Eade 1

This showing is located at some 8 km west of Corvette Lake. Best channel sample is **1.40 g/t Au over 2.7 m**. The mineralized zone is composed of semi-massive to massive sulfides (pyrrhotine and pyrite) with graphite. It is located at the contact between basalts and andesites. The mineralization is linked to a Beep-Mat (electromagnetic) conductor that was followed over a distance exceeding 400 meters laterally.

11.5. Gold Mineralization – Eade 2

This showing is located 1.2 km south of the Eade-1 Showing. Two grab samples taken 250 m apart returned grades of 2.95 and 1.15 g/t Au. Unfortunately the best channel sample grade only **0.13 g/t Au over 1.0 m**. Mineralized zones (often rusty) occur frequently. They are mostly composed of pyrite, arsenopyrite and pyrrhotine associated with sheared basalts.

11.6. Copper Mineralization – Eade 3

This copper showing graded 3.1% Cu. It is situated 950 m west of the Eade-2 showing, along the same hill slope. The showing is made up a quartz vein in a fractured and silicified paragneiss. A porphyritic dyke (quartz-feldspar porphyry) was also noted. The mineralization consists of chalcopyrite (5 to 10%). It also contains traces of pyrite, malachite and possible covellite.

11.7. Gold Mineralization – Eade 4

This showing is situated 35 km southeast of Corvette Lake. A grab sample from a felsic dyke returned 3.67 g/t Au. However the best channel sample returned only 25 ppb Au over 1.0 m. The sector shows a cluster of felsic dykes that develop in the basalt, near the contact with the Laguiche paragneiss. The dykes are 50 cm to 1 meter thick, and more or less parallel to the Laguiche/volcanics contact, which in that area is roughly oriented north south. We noted the presence of those felsic dykes along the contact, over a distance of nearly 600 m.

11.8. Gold Mineralization – Eade 5

This showing is located at some 3.5 km south-south-east of Brune Lake. It is composed of three grab samples values of 3.33, 5.18 and 7.41 g/t Au taken over a distance of 100 m. They are located at the sheared contact between basalt and fine-grained sediment. The gold values have been obtained in both lithologies which contain disseminated pyrrhotite and pyrite, or arsenopyrite.

11.9. Gold Mineralization – Eade 6

This showing is located near the western limit of the property. It is bearing a single value of 11.45 g/t Au obtained in an iron formation with 3% arsenopyrite and pyrite. The others samples taken in the area on basalts, sediments and similar layers of iron formation were barren.

11.10. Mo-Cu-Ag-(Au) Porphyritic Mineralization - Sao Showing

The mineralization is located 3.4 km north-east of Marco Zone in an area of 0.7 km x 3 km, along the southwestern limit of a tonalitic intrusion. This tonalite is part of a multiphase intrusive mass, 4 km x 5 km, where the eastern part contains granite to granodiorite facies. The mineralization is associated with randomly oriented veins and fractures. The mineralization is composed of molybdenite (tr-15%), chalcopyrite (tr-3%), pyrite (tr-1%) and malachite (tr-2%). Traces of chalcocite and native copper occur locally. At the surface ferrimolybdenite occurs frequently. The best channel intersection is **1.06 % Mo, 0.24 % Cu, 23.5 g/t Ag and 72 ppb Au over 1 m** (Trench TR-CE-04-46).

11.11. Gold Mineralization – Eade 7 (2008)

Located 400 m south-west of Eade 6 in an iron formation, this showing is bearing a single value of 1.1 g/t (#179981) with 3% of pyrrhotite, pyrite and arsenopyrite in traces. The others samples taken in the area on basalts, sediments and similar layers of iron formation were barren.

11.12. Gold Mineralization – Eade 8 (2008)

The Eade 8, located 15.4 km west of Corvette Lake, is a two meter thick shear zone in a silicified wacke with several quartz veinlets. Mineralization is composed of 5% disseminated arsenopyrite. An assay returned 1.47 g/t Au (#144771). North of the shear zone, we found a metric iron formation (1-2m) without any significant gold grade.

11.13. Gold Mineralization – Eade 9 (2008)

The Eade 9 showing is located 4.5 kilometres west of Corvette Lake. It is a folded iron formation less than 1 meter thick. One sampled graded 1.10 g/t (#242363) and the other eleven (11) grab samples gave 17 to 324 ppb Au.

11.14. Gold Mineralization – Eade 10 (2008)

The Eade 10 is located 750 meters south-east of Eade 9. It is an altered sediment located at the base of a 10 meters cliff. The best grab sample graded 0.93 g/t Au (#181435). Mineralization is not visible because the zone is too altered (2x3m).

11.15. Gold Mineralization – Matton (2008)

This showing was discovered in 2004 by Guillaume Matton (geologist) and sampled again in 2008. It is located 2.3 kilometres south-east of Marco showing in an intermediate volcanic rock. Best results in 2008 are two grab samples with 2.02 (#179950) and 3.70 (#179873) g/t Au taken over a distance of 40m. Mineralization is composed of less than 8% of pyrite and the zone is less than 1 meter thick.

ITEM 12 EXPLORATION WORK

The exploration works described in this report were conducted in two phases. Phase I with mapping, prospecting and a till survey was done between June 12th and July 12th 2008. The members of Geonordic Technical Services who participated in phase I were: Brian Coon (Helper), Pietro Costa (Senior Prospector), Mathieu Charette (Student Geologist), Steven Lauzier (Student Geologist), Robert Oswald (Project Geologist), Adam Racicot (Technician), Paul Sawyer (Senior Technician), Daniel Turgeon (Geologist-in-training) and David Vachon (Geologist-in-training).

Rémi Charbonneau (Quaternary Geologist) of Inlandsis Ltd has planned the till survey and made the sampling with Guillaume Allard (Geologist), Marc-Antoine Bastien (Helper) and Tommy Valin (Helper).

Phase II was conducted on September 24th and 25th on the best results from phase I. The members of Geonordic Technical Services who participated in phase II were: Stéphanie Ladouceur (Geologist-in-training), Robert Oswald (Project Geologist), Daniel Turgeon (Geologist-in-training) and David Vachon (Geologist-in-training).

12.1. Mapping and prospecting

<u>Phase I (*June 12th – July 12th*)</u>

Summer 2008 activities were principally mapping and prospecting in the extensions of the main showings and areas with limited information. The area south of Corvette Lake was also an important target. Additional mapping and prospecting was done all over the property by numerous north-south traverses across the volcanosedimentary belt.

On the 1124 samples taken in prospection (871 outcrops and 253 boulders), 38 outcrops (Table 2) gave more than 100 ppb Au (<3700 ppb Au). Also, 28 boulders (Table 3) returned more than 100 ppb Au (<4320 ppb Au). The only new significant base metals anomaly (5330 ppm Zn, #141490) was found in a felsic volcanic rock with 4% PO PY and CP located 15 km east of Marco zone.

Table 2. Best grades obtained from the mineralized outcrops in phase 1, NAD27, zone 18.

Outcrop	Sample	AUPPB	Lithology	Alteration	Mineralisation	UtmEast	UtmNorth
PC-CE-08-131	**144831**	**109**	S3		trSU	569659	5907311
RO-CE-08-029	**141490**	**109**	V1	FP-QZ	4PO PY CP	585710	5902595
PC-CE-08-077	**179977**	**110**	S9D		PO, PY	522151	5913996
RO-CE-08-171	**144949**	**113**	M22		1-2PO	569065	5907841
PC-CE-08-171	**242371**	**118**	S9D			553789	5913415
SLA-CE-08-125	**148979**	**120**	S9B	OF++	trPY-PO 3PY	570472	5907555
PC-CE-08-024	**120474**	**124**	V4 (±V3F)		trPY-PO	582685	5903650
DT-CE-08-152	**144767**	**128**	M16(V3)	Si+	7-10PY	573749	5905873
RO-CE-08-154	**144932**	**130**	M(S1)		trPY	541570	5913224
MC-CE-08-083	**179884**	**136**	V2		2PY	573649	5905921
SLA-CE-08-039	**136791**	**138**	M4, VN QZ	OF+		568186	5908457
SLA-CE-08-209	**242259**	**145**	M16		trPY	568113	5909775
MC-CE-08-122	**181423**	**151**	V2 (M16)		2PO trAS?	569671	5907450
PC-CE-08-033	**120483**	**153**	I1D (I1G)		trPY	554993	5912802
DT-CE-08-152	**144766**	**160**	V2 PY+/ V3AMCL	(EP), OF	5-7PY	573750	5905881
DT-CE-08-180	**181353**	**170**	M4(S3)	Si++, CL	15-20PO, 2-3PY, trCP	554049	5913406
PC-CE-08-086	**179986**	**179**	M16		4PY, PO	534608	5914419
DT-CE-08-157	**144775**	**202**	S9D PO / S3	CL+, OF+, CB+	2-3PO	545802	5914727
SLA-CE-08-036	**136788**	**214**	S1	OF+	trPO-PY	568047	5909839
DT-CE-08-086	**148842**	**224**	S2(M) PO	Si+, HM	1-2PO	551977	5913515
PC-CE-08-162	**242362**	**231**	S9D		3PO, 2PY	552770	5913420
PC-CE-08-080	**179980**	**234**	S9D		3PO, trAS	522063	5913984
MC-CE-08-073	**179874**	**236**	V2			573697	5905942
MC-CE-08-035	**120436**	**280**	V3 (M16)	OF+++	PO <3	554455	5913150
PC-CE-08-156	**242356**	**291**	S3		trSU	568587	5908089
SLA-CE-08-037	**136789**	**306**	S1	OF++	2PY, trAS	568039	5909828
PC-CE-08-149	**144849**	**324**	S9D		2PO, trAS-CP	553763	5913423
SLA-CE-08-205	**242253**	**343**	V2	CB+	trPY	569052	5910019
DV-CE-08-044	**181453**	**353**	V2	OF+, Si+, CC+	5PO	574117	5905830
PC-CE-08-090	**179990**	**429**	V1	Si++	2PO, trCP-AS	570767	5907787
DV-CE-08-051	**181460**	**466**	S9B-S9D	OF++	5PO	570133	5907162
DT-CE-08-186	**181362**	**580**	S2 PY / vnQZ	Si, (HM)	2PY	569966	5907436
MC-CE-08-134	**181435**	**930**	M(S)	Si+, OF+		554471	5913149
PC-CE-08-163	**242363**	**1100**	S9D		3PO, 2PY	553771	5913421
PC-CE-08-081	**179981**	**1100**	S9D		3PO, PY, trAS	521680	5913886
DT-CE-08-156	**144771**	**1470**	S3	HM, OF++, Si++	3-5PY(AS?)	545878	5914698
DT-CE-08-141	**179950**	**2020**	V2(M15)	OF+, Si++	7-8PY	573750	5905899
MC-CE-08-072	**179873**	**3700**	V2 (M25)	OF++	2PY GL	573710	5905915

Table 3. Best grades obtained from the mineralized boulders in phase 1, NAD27, zone 18.

Boulder	Sample	Auppb	Lithology	Alteration	Mineralisation	Commentary	UtmEast	UtmNorth
PC-CE-08-121-BL	**144821**	**101**	M16	Si+	2PO, trAS	Boulder	570110	5908155
RC-CE-08-005-BL	**148940**	**106**	S3	AM, Si	2PO	Boulder 50cm, angular	541613	5913179
PC-CE-08-091-BL	**179991**	**109**	V3B		3PO, 2PY, trAS, CP	Boulder 40x40cm	570807	5907800
PC-CE-08-041-BL	**120491**	**115**	S9D	OF	3PO, 2PY	Boulder 80x45x30cm	552466	5912931
DT-CE-08-163-BL	**144784**	**119**	M16(V3)GR	HM, (EP)	2PYPO	Boulder	571582	5906448
SLA-CE-08-213-BL	**242263**	**121**	V2	CB+ CL+	10PY	Boulder 30x30x20cm, angular	567986	5909204
SLA-CE-08-146-BL	**149000**	**146**	V3	OF+	5-10PY trCP	Boulder 80x80x30cm, angular	570710	5906592
SLA-CE-08-113-BL	**148965**	**155**	V3	OF+	PY trAP	Boulder 60x30cm, angular	570387	5908053
SLA-CE-08-170-BL	**144968**	**180**	S9E	OF+++	10-30PY, 10-30PO	Boulder 30x15x10cm, angular	570806	5906713
MC-CE-08-099-BL	**179900**	**198**	S9	OF+++	trAS	Boulder 20x20x20cm	544095	5913603
RO-CE-08-080-BL	**148947**	**241**	S9D		PO	Boulder 100x80x70cm, angular	521800	5913826
RO-CE-08-079-BL	**148946**	**242**	S9D		10-25PO	Boulder 33x20x15cm, angular	521810	5913824
SLA-CE-08-137-BL	**148991**	**257**	S9E	OF+++	2PY trAS	Boulder 60x60cm, angular	547229	5913087
RC-CE-08-003-BL	**148938**	**258**	S3	Si++	2PO	Boulder 40cm, angular	541714	5913009
PC-CE-08-116-BL	**144816**	**333**	V1?	Si++	2PO, trAS	Boulder 40x40cm, rusty	570235	5908068
DT-CE-08-185-BL	**181361**	**354**	V3 Si+	OF+, Si+	2PYPO	Boulder, SU stringer	569973	5907395
PC-CE-08-067-BL	**179967**	**397**	S9D	GN	4PO	Boulder 50x50cm	521514	5913881
SLA-CE-08-152-BL	**144956**	**412**	S9	OF+++	trPY trAS	Boulder 100x60cm, angular	570759	5906686
PC-CE-08-094-BL	**179994**	**510**	V1	Si	PY-PO-AS-CP tr	Boulder 30x40cm, 5% VN QZ	570775	5907789
PC-CE-08-093-BL	**179993**	**690**	V	Si+	AS, trPY, trPO	Boulder 45x30cm	570771	5907788
PC-CE-08-045-BL	**120495**	**1130**	V3B (M16)		2PY, tr PO	Boulder 10x10x10cm	541099	5911830
PC-CE-08-109-BL	**144809**	**2050**	V1	MI+	PO, AS, trCP	Boulder 10x10x20cm	570448	5907789
PC-CE-08-089-BL	**179989**	**2370**	V1	Si++	2PO, trAS	Boulder	570784	5907785
SLA-CE-08-111-BL	**148963**	**3460**	S? Or V1	OF++ Si++	AS trPY	Boulder 20x20cm	570736	5907796
PC-CE-08-118-BL	**144818**	**3940**	S9		PY, PO	Boulder	570221	5908061
PC-CE-08-092-BL	**179992**	**4220**	S? or V1?	Si+	trPY, trPO, trAS	Boulder 40x40cm	570746	5907790
PC-CE-08-128-BL	**144828**	**4320**	V1	Si++	PO, trPY, trAS	Boulder 1x0.6x1m	569709	5906770
RO-CE-08-153-BL	**144931**	**27170**	M(S)		5-10AS	Block 15x10x10cm, Contact zone.	569602	5907417

Seven outcrops returned more than 0.50 g/t Au (Table 2). Four of them are located west of the Corvette Lake (showing Eade 7 to 10) with assays of 0.93 to 1.47 g/t Au (Map 1, in pocket). Mineralizations are in sedimentary rocks like wacke and iron formation with less than 5% sulfides. The other outcrops are located east of Corvette Lake with assays from 0.58 g/t Au (DT-CE-08-186) and 2.02 to 3.70 g/t Au (Matton showing). These mineralizations are in sediments and intermediate volcanic rocks with less than 8% sulfides.

Nine boulders returned more than 0.50 g/t Au (Table 3). Eight of them are located down ice of Marco zone with assays of 0.51 to 4.32 g/t Au. Mineralization is in felsic rocks like Marco zone with less than 2% PY-PO-AS, except for sample #144818 (iron formation). One Marco zone type boulder was found 1.6 km down ice (240°) from Marco zone itself. It gave 4.32 g/t Au

(#144828). The best boulder sample (27.17 g/t Au, #144931) came from a block near an old trench dug by dynamite in 2003. The host rock is silicified sediment with 5-10% arsenopyrite. One kilometer south of Eade Till an amphibolite boulder returned 1.13 g/t Au with 2% PY- tr PO.

All the geological data acquisition made in 2008 give us enough information to make a new improved geological map. It changed the shape of the volcanosedimentary belt west of Corvette Lake. The belt is mostly sedimentary with less than 5% mafic volcanic rocks and several felsic intrusions near the west shore of the lake. The mapping done south of Corvette Lake showed the area is mostly covered by quaternary sediments and swamps. Outcropping areas consist of the Laguiche paragneiss. Few bands of amphibolite where found on two small islands and on the western shore of Corvette Lake. Then, the contact with the volcanic belt must be located in the vicinity of the southern shore of the lake. For the eastearn part of the belt, new data allowed us to define some contacts in both volcanic and sedimentary rocks.

Phase II (*September 24th-25th*)

A two days comeback was made to evaluate four new gold occurences found in Phase I:
1- Showing Eade 8 is a silicified wacke with 1.47 g/t Au (#144771) four kilometres north-east from Eade Till;
2- Showing Eade 9 an iron formation (1.10 g/t Au, #242363) five kilometres from west Shore of Corvette Lake;
3- Showing Eade 10 a sediment (0.93 g/t Au, #181435) 750 meters south-east of Eade 9;
4- A contact (3.94 g/t Au, #144818) between an iron formation and amphibolite directly in western extension of Marco gold system.

Of the 45 samples taken in phase II (26 outcrops and 19 boulders), 5 outcrops (Table 4) gave more than 100 ppb Au (<1804 ppb Au). Also, 3 boulders (Table 4) returned more than 100 ppb Au (<6550 ppb Au).

Table 4. Best grades obtained from the mineralized outcrops and boulders in phase 2, NAD27, zone 18.

Outcrop or boulder	Sample	Auppb	Lithology	Alteration	Mineralisation	Commentary	UtmEast	UtmNorth
DT-CE-08-156	**248851**	**580**	S3 Si+	Si+	5AS	Outcrop	545878	5914701
RO-CE-08-502-BL	**248853**	**208**	S3	AM+	2AS+PY	Boulder 70x40x5cm, angular, VN QZ.	545879	5914700
PC-CE-08-163	**248862**	**562**	S9	OF++	2PO	Sample 242363.	553772	5913420
PC-CE-08-116-BL	**248864**	**247**	M4		2PY	Boulder 40x30x?cm, angular. Sample 144816.	570232	5908070
PC-CE-08-118-BL	**248865**	**6550**	S9	OF+	5PO+PY	Boulder 50x30x?cm, angular. Sample 144818.	570242	5908067
DV-CE-08-051	**248912**	**1804**	M16, M25	OF+++ SI+	5PO 1-5SP?	Sample near 181460 (4,4% ZN, 466ppb Au).	570134	5907161
DV-CE-08-051	**248913**	**214**	M16, M25	OF+++ SI+	5PO trSP?	Sample near 181460 (4,4% ZN, 466ppb Au).	570136	5907160
DT-CE-08-156	**248951**	**347**	S3	Si+, OF+	4-5AS, 3-4PY	Outcrop	545879	5914698

The Eade 8 is a two meter thick shear zone in a silicified wacke with several quartz veinlets. Mineralization is composed of 5% disseminated arsenopyrite. A duplicate assay returned 0.58 g/t Au (#248851) versus 1.47 g/t Au initially. North of the shear zone, we found a metric iron formation (1-2m) without any significant gold grade. All the outcrops and blocks sampled were close to a low linear ridge.

The Eade 9 is a folded iron formation less than 1 meter thick. The duplicate assay returned 0.56 g/t Au (#248862) in the same spot than a previous 1.10 g/t (#242363). Only one sample was taken since the iron formation was sampled enough without any significant gold grade.

The Eade 10 was an altered sediment with 0.93 g/t Au (#181435) located at the base of a 10 meters cliff. Another sample was taken (#248860) on the same outcrop with 63 ppb Au. North of the cliff, more than 50 samples were taken in wacke and paragneiss. There, mineralization is less than 10% PY-PO without any significant assays for gold.

The fourth target assumed to the western extension of the Marco gold system. The rock sampled was initially misinterpreted as an outcrop and was found to be an iron formation boulder. Another sample was taken on boulder #258865 and returned 6.55 g/t Au. The source of this boulder in unknown.

The last area investigated was a small silicified zone (#3014, 750 ppb Au) discovered in 2003 in basalt. This year, grab samples in the same zone returned 1.8 g/t Au (#248912) and 4.4% Zn (#181460). The area was drilled in 2004 (CE-04-28) and the basalt returned no economic intersection for gold.

12.2. Till survey

As a complement to the prospection and to complete the 2006 till survey, 76 till samples (15 kg) were taken in the western part of the property (Map 1, in pocket). They were located down-ice of the regional faulted contact between the greenstone belt and the Laguiche paragneiss. Some samples were also taken inside the volcanosedimentary belt. The gold grains content obtained this year is generally low with an average of 2 gold grains per sample. The best results are 10 grains (CV-08-027) and 12 grains (CV-08-021) located 4 km south-west and 700 m south of Eade Till grid respectively. No pristine gold grain was observed in the 76 samples. All the HMC taken from till samples were assayed for gold by ICP. The assays returned only two samples over 1 g/t Au: 1.43 g/t Au (CV-08-049) and 1.53 g/t Au (CV-08-021).

ITEM 13 DRILLING

This section is not applicable to this report.

ITEM 14 SAMPLING METHODS AND APPROACH

Rock samples collected during the 2008 program were sent for quantitative elemental concentration assay to Laboratoire Expert Inc., Rouyn-Noranda (Québec) and Activation Laboratories Ltd, Ancaster (Ontario). Samples have been collected at the bedrock surface with a hammer. Rocks collected have been located with the use of a GPS instrument.

All samples were placed in individual bags with their appropriate tag number and the bags were sealed with fibreglass tape. Individual bagged samples were then placed in shipping bags. The authors are not aware of any sampling or recovery factors that would impact the reliability of the samples.

ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

15.1. Sample security, storage and shipment

Samples were collected and processed by the personnel of Geonordic Technical Services. They were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. Bags remained sealed until the Laboratoire Expert Inc. (Rouyn-Noranda, Québec) opened them.

All samples were initially stored at the campsite. Samples were not secured in locked facilities, this precaution deemed unnecessary due to the remote location of the camp. Samples were then shipped by airplane to Cargair then loaded on pick-up truck for transport to Rouyn-Noranda where the Geonordic Technical Services personnel delivered them to the Laboratoire Expert Inc. sample preparation facility.

15.2. Sample preparation and assay procedures

After logging in, the samples were crushed in their entirety at the Laboratoire Expert Inc. preparation laboratory in Rouyn-Noranda to >70% passing 2 mm. A 200 to 250-g sub-sample was obtained after splitting the finer material (<2 mm). The split portion derived from the crushing process is pulverized using a ring mill to >85% passing 75 µm (200 mesh). From each such pulp, a 100-g sub-sample was obtained for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference. Most of the sample were analysed for gold only by fire assay using 30 grams of pulp, with a detection limit of 5ppb. All values over 500ppb were re-assayed by fire assay and gravimetric finish.

The samples taken at surface during the prospection were analyzed for gold by the same method and for 31 other elements, including Ag, Cu and Mo, by plasma (scan ICP-EOS) following an extraction by aqua regia. Some samples were taken for whole rock assays by plasma (ICP 4B) to confirm their composition and lithological name. The pulp of the samples analysed by plasma were send by Laboratoire Expert Inc. to Activation Laboratories Ltd, who performed those assays at their Ancaster (Ontario) facilities.

The WRC (Whole-Rock) package was selected for samples having only low content in sulphides. These samples have been analyzed for Si, Al, Fe^{3+}, Ca, Mg, Na, K, Cr, Ti, Mn, P, Sr and Ba, reported as oxides, and for Y, Zr, Zn, Cu and Au. Major elements, Y and Zr were assayed using the ME-XRF06 method which consists in a lithium meta or tetra borate fusion followed by XRF. Cu and Zn from this package were obtained using AAS, following aqua regia digestion, according to the AA45 Procedure. Au was determined by the AA23 Procedure, a 30-g fire assay followed by AAS. Loss on ignition was calculated by the gravimetry method applied after heating at 1000°C.

ITEM 16 DATA VERIFICATION

Since 2004 Virginia has set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration works. This program includes the addition of blank samples and certified standards to every 50 samples series sent for analysis. Blank sample are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy.

Neither contamination nor analytical accuracy problem have been detected in the assays performed on the samples of the Corvet Est property in 2008 (table 5).

Table 5. Standard and blank of the 2008 field work.

Samples	Blank (<5ppb)	OXE42 (0.610 g/t)	OXL51 (5.850 g/t)	SJ22 (2.604 g/t)	SN26 (8.543 g/t)	SE19 (0.583 g/t)	SE29 (0.597 g/t)
136780						0,62	
136781	<5						
141472		0,58					
141473	<5						
144738		0,58					
144739	<5						
144753				2,64			
144754	<5						
144802		0,62					
144838	<5						
144899				2,67			
144900	<5						
144921	<5						
144922					8,43		
144957	0						
144958				2,61			
148934				2,67			
148935	<5						
148966	<5						
148967			5,90				
179982	<5						
181355				2,64			
181356	<5						
181487			5,97				
181488	<5						
242256	<5						

Samples	Blank (<5ppb)	OXE42 (0.610 g/t)	OXL51 (5.850 g/t)	SJ22 (2.604 g/t)	SN26 (8.543 g/t)	SE19 (0.583 g/t)	SE29 (0.597 g/t)
242257		0,62					
242330	<5						
242331			5,97				
248869	<5						
248870							0,58
Average	n.o.	0,60	5,95	2,65	8,43	0,62	0,58

ITEM 17 ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE, MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 20 OTHER RELEVANT DATA

This section is not applicable to this report.

ITEM 21 INTERPRETATION AND CONCLUSIONS

The Corvet Est property rocks consist in a volcanosedimentary belt thrusted over the Laguiche Group (migmatized paragneiss). The belt is generally composed of basalt and wacke with minor iron formations, ultramafic dykes and conglomerate. The exception is in the area south-east of Corvette Lake where we have an important quantity of felsic to intermediate tuffs and flows. The discovery of Marco zone, Contact zone, Eade Till (30 km to the West), Eade-5 (44 km to the West) and Virginia's Poste Lemoyne gold deposit are the proof that the major lithological contact between the Laguiche sediment and the La Grande greenstone belt is the site of structural deformation, fluid circulation and gold occurences.

The mineralization of Marco zone has been followed on outcrops, trenches an by drill holes over a length of 2km, with a true width of 1.8 to 40 m with grades from 1 to 10 g/t Au. The last campaign stretched the host rock over more than 3 kilometres. In the eastern part, the mineralization and alteration are fading in new outcrops (DT-CE-08-135). Samples returned no significant grade for gold. In western part, Marco zone is not outcropping west of trench TR-CE-

04-018 but we found six boulders down ice that are suggesting a western extension. Boulders samples graded up to 4.22 g/t.

The contact zone is located at the faulted contact between the volcano-sedimentary belt and the migmatized paragneiss of the Laguiche Group. The mineralization is located mostly in mylonitized basalt and oddly in the highly deformed paragneiss. Interesting gold values have been obtained all along this contact, which is exposed for about 5km, but the width is often just about 1m. In drilling, the hole CE-04-14 has a wider intersect than usual: 11.82 g/t Au over 4.75 m. Although the Contact zone is an extensive gold bearing structure, all the works done on it so far have not defined any economical bodies.

Eade 5 is located in the western part of the property 44 km west of Marco zone. The best result obtained in outcrop is 3.08 g/t Au over 1.0 m in a silicified wacke with 2-3% arsenopyrite and traces of pyrite. In 2007 a drill hole has been done to investigate the main showing and a coincident IP anomaly and returned 0.69 g/t over 1.0 m. Last summer, six new outcrops were found on the grid. The samples returned no significant grade in gold. Today only one IP anomaly was explained by drilling and the others are hidden by overburden.

Eade till area is located 30 km west of Marco zone. All the anomalous till samples (up to 113 gold grains) lie in a small area of 200 m per 500 m. In 2007 a drill hole targeted an IP anomaly up-ice from anomalous till samples. Only slight anomalous gold was found in arkosic rock. Several outcrops were found in the northern part of the grid where IP anomalies are strong. Samples returned less than 103 ppb Au. The southern part of the grid is not outcropping and all the IP anomalies are weak. Source of the gold in till is not found yet.

Eade 8 is located 28 km west of Marco zone in the northern part of the belt. The best assay returned 1.47 g/t Au in a two meters thick shear zone in a silicified wacke injected with several quartz veinlets. Mineralization is composed of 5% disseminated arsenopyrite. It's a new sector with several outcrops unprospected.

Matton Showing is located 2.3 km south-east of Marco zone in intermediate volcanic rock. Best two grab samples are 2.02 and 3.70 g/t Au taken over a distance of 40m. Mineralization is made up of less than 8% of pyrite and the zone is about 1 meter thick.

ITEM 22 RECOMMENDATIONS

In summary, works performed on the Corvet Est project since 2003 have led to the discovery of two principal gold-bearing structures (Contact zone and Marco zone). Drilling on these structures has defined mineralize zones of sub-economic to economic interest.

The Marco Zone still has some good potential for an economic gold deposit. We proposed to search lateral extensions by prospection and mecanical trenching, before doing additional drilling. On the main grid, one third of I.P. anomalies remained to be explained by prospection or trenching.

The source on gold grains in till at Eade-Till should be look for by more prospection and mecanical trenching. Some I.P. anomalies are still unexplained.

At Eade-5 some anomalous gold was found in outcrop and by drilling. The area deserves work with trenches, prospection and till sampling.

Eade 8 and Matton Showing must be worked with trenches and prospection.

The major lithological contact between the Laguiche sediment and the La Grande greenstone belt is covered by Corvet Est property over 90 km. So far, only limited exploration was done with some success. This segment deserves more work to find new gold occurences. Prospection and mapping by traverses should be completed in next field season.

A budget of CA$350 000 is proposed for the next exploration program in summer 2009:

Budget CE 2009	Geology
Salaries	$125 637
Transportation	$99 378
Lodging and food	$44 550
Contract	$2 100
Field expenditures	$8 800
Assays	$14 938
Permit renewal	$36 000
Contingency	$18 597
Total:	**CA$350 000**

ITEM 23 REFERENCES

Chénard D., 2005 – Lac Eade : Summer 2004 geological reconnaissance. Virginia Gold Mines Inc. 16 pages.

Ciesielski, A., 1984 – Géologie de La Grande Rivière (Chisasibi – LG-3), sous-province de la Baie James, Québec. Geological Survey of Canada, Open File Map 379.

Crevier M., 1979 – Levés géologiques, géochimique et radiométrique, projet 701-1378-41. Société de Développement de la Baie James; GM-38183, 36 pages.

Eade K.E., 1966 – Fort George River and Kaniapiskau River (west half) map-areas, New Québec. Geological Survey of Canada; paper 339, 120 pages.

Gauthier M., Larocque M. and Chartrand F., 1997 – Cadre géologique, style et répartition des minéralisations métalliques du bassin de La Grande Rivière, Territoire de la Baie James. Ministère des Ressources naturelles; MB 97-30, 65 pages.

Gleeson C.F., 1975 – Report on Lake Sediments Geochemical Survey – 1975 Areas "A" and "B". Société de Développement de la Baie James.

Hocq M., 1985 – Géologie de la région des lacs Campan et Cadieux, territoire du Nouveau-Québec. Ministère de l'Énergie et des Ressources; ET 83-05, 178 pages.

Larose P.Y., 1978 – Projet : Vérification d'anomalies géochimiques Permis SDBJ # 3. Société de Développement de la Baie James.

Mouge P., Paul R., 2005 – Levé de gradiométrie magnétique héliportée «Helimager» sur la propriété du Lac Eade (Baie James, Québec, Canada). 13 pages.

Oswald R., 2004 – Technical report and recommendations, 2003 work campaign and winter 2004 drilling program, Corvet Est property, Quebec. Virginia Gold Mines Inc.

Otis M., 1975 – Projet de géochimie de lacs (lacVillage). Société de Développement de la Baie James.

Ouellette J-F., 2008 – Technical Report on 2007-2008 Drilling Program, Corvet Est Project, Quebec. Virginia Mines Inc. 27 pages.

Perry C., 2005 – Technical report and recommendations, summer-autumn 2004 exploration program, Corvet Est property, Quebec. Virginia Gold Mines Inc. 32 pages.

Perry C., 2006 – Technical Report on Summer 2005 Reconnaissance and Drilling Program, Corvet Est and Lac Eade Projects, Québec. Virginia Gold Mines Inc. 28 pages.

St-Hilaire C., 1998 – Levé électromagnétique et magnétique héliporté, Bloc lac Corvet Est,Région de La Grande Rivière, 19 pages.

Savard M., 2004 – Propriété Corvet Est, ''Sao Porphyry'', Note de service octobre 2004. Mines d'Or Virginia, 3 pages.

Sharma K.N.M., 1977a – Région de la Grande Rivière. Ministère des Richesses Naturelles; RG-184, 75 pages.

Sharma K.N.M., 1977b – La Grande Rivière area (projet 1976 project). Ministère des Richesses naturelles; DPV-493, 18 pages.

Sharma K.N.M., 1978 – La Grande Rivière area (projet 1977 project). Ministère des Richesses naturelles; DPV-558, 32 pages.

Sharma K.N.M., 1996 – Légende générale de la carte géologique. Ministère des Richesses naturelles, Sigéom; MB-96-28, 89 pages.

Simoneau P., Tsimbalanga S., 2004 – Levé de magnétométrie et de polarisation provoquée effectués sur la Propriété Corvet Est, région de La Grande-4, SNRC 33H/05. Géosig Inc, 8 pages.

Tsimbalanga S., 2004 – Levé de magnétométrie et de polarisation provoquée effectués sur la Propriété Corvet Est, région de La Grande-4, SNRC 33H/05. Géosig Inc, 9 pages.

ITEM 24 DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, Robert Oswald, reside at 914, 28th avenue Montréal (Québec), H1A 4M5, and hereby certify that:

I am currently employed as Senior Project Geologist of Services Techniques Geonordic Inc., 1045 ave. Larivière, Rouyn-Noranda (Québec), J9X 6V5.

I graduated from the Université de Montréal in Montréal with a B.Sc. in Geology in 1987.

I have been working as a professional geologist, from 1987 to 1997, and since 2003 for Geonordic.

I am a Professional in Geology and registered member of the *Ordre des Géologues du Québec*, permit number 493.

I am a Qualified Person with respect to the Corvet Est Project in accordance with section 1.2 of National Instrument 43-101.

I am involved in the Corvet Est Project, from 2003 to 2005 and since 2008.

I participated in the summer 2008 exploration program. I wrote and I prepared and edited all maps of this report utilizing proprietary exploration data generated by STG for Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.

I am not aware of any missing information or changes, which would cause this report to be misleading.

I do not fulfil the requirements set out in section 1.5 of National Instrument 43-101 for an "independent qualified person" relative to the issuer, being part of the stock option plan of Virginia Mines Inc.

I have read and used National Instrument 43-101 and Form 43-101F1 to prepare this report in accordance with its specifications and terminology.

Dated in Montréal, Qc, this 24th day of February 2009.

"Robert Oswald"

Robert Oswald, B.Sc., P. Geo.

ILLUSTRATIONS TABLES, FIGURES, APPENDICES AND MAPS

Available upon request at :
Virginia Mines Inc.
200-116 St-Pierre Street
Québec, QC G1K 4A7
Canada

(800) 476-1853
www.virginia.qc.ca
mines@virginia.qc.ca